STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

September 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation
Registration Statement on Form S-4
File No. 333-248707
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, State Street Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-248707), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on September 30, 2020, or as soon thereafter as practicable.

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Very truly yours, STATE STREET CORPORATION

By:	/s/ John Slyconish
Name: John Slyconish Title: Executive Vice President and Treasurer